Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

HomesToLife Ltd is an exempted company with limited liability incorporated under the laws of Cayman Islands (“we,” “us,” “our,” “HomesToLife Cayman,” or the “Company”). Our operating company, HomesToLife Pte. Ltd. (“HomesToLife Singapore”), is one of the leading home furniture retailers that offers and sells customized furniture solutions in Singapore under the brand of “HomesToLife”. Currently, we have six retail store locations, and among furniture companies that sell furniture manufactured from China and other Asian countries, HomesToLife Singapore is one of the largest in Singapore by the number of retail store locations. It has helped homeowners create living spaces that reflect their individuality since 2014. Its product offerings include leather and fabric upholstered furniture, case goods and accessories, and offers a one-stop shop for retail customers to furnish their homes. HomesToLife Singapore offers and sells selected our products and brands of luxury contemporary furniture in Singapore, as well as products supplied by trusted third party suppliers. Pursuant to a 20-year exclusive Products Supply Agreement, with the exclusive period commencing from January 4, 2021, it has with HTL Marketing Pte. Ltd. (“HTL Marketing”), a company of HTL Group (collectively all of the entities controlled or owned by our controlling shareholders and Chairman/Vice Chairman, Messrs. Phua Yong Pin and Phua Yong Tat), HomesToLife Singapore has secured a long-term and reliable supply of leather and fabric upholstered furniture from partners within the HTL Group in different parts of China, and is able to offer its customers a wide selection of design, leather and fabric materials, configuration and function of sofas.

Recent business development

We aim to target the premium mass market by providing customers high-quality luxury products with affordable, reliable and customizable options, we also reserve and dedicate an exclusive space in our retail stores in Singapore for the marketing and selling of furniture under our “Domicil” brand and “Fabbrica” brand, two European furniture brands offering premium and luxury products that are designed by top designers from around the world and targeted at the middle and upper class consumer markets.

On October 28, 2024, we formed a new subsidiary namely HTL Far East Pte Ltd in Singapore, to develop the trading business.

Forward-looking information

Certain statements in this Report contain forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Report are based upon information available to us as of the date of this Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

RESULTS OF OPERATIONS

The following table shows our Consolidated Statement of Operations data for the six-month periods ended June 30, 2023, and 2024 in SGD and, for 2024, in USD. For further information regarding the results of our operations, see our unaudited interim condensed consolidated financial statements appearing elsewhere in this Report.

	Six Months ended June 30,
	2023	2024	2024
	SGD	SGD	USD
Revenues, net
Revenue from third parties	3,333,058	2,707,929	1,993,323

Cost of goods sold	(1,038,404)	(918,812)	(676,343)

Gross profit	2,294,654	1,789,117	1,316,980

Operating expenses:
Sales and distribution expenses	(1,647,032)	(1,109,836)	(816,957)
General and administrative expenses	(577,938)	(1,370,574)	(1,008,888)
Total operating expenses	(2,224,970)	(2,480,410)	(1,825,845)

Income (loss) from operations	69,684	(691,293)	(508,865)

Other income:
Government subsidies	11,604	18,504	13,621
Sundry income	17,589	58,152	42,806
Total other income, net	29,193	76,656	56,427

Income (loss) before income taxes	98,877	(614,637)	(452,438)

Income tax expense	-	-	-

NET INCOME (LOSS)	98,877	(614,637)	(452,438)

Revenues

For the six months ended June 30, 2024 and 2023, respectively, we generated our revenues by the offers and sales of customized furniture solutions, which include leather and fabric upholstered furniture, case goods and accessories through our wholly-owned operating subsidiaries. For the six months ended June 30, 2024, revenue from sales of leather and fabric upholstered sofa contributed 88.1% of our revenue, revenue from sales of case goods and accessories contributed 11.9% of our revenue. For the six months ended June 30, 2023, revenue from sales of leather and fabric upholstered sofa contributed 86.0% of our revenue, and revenue from sales of case goods and accessories contributed 14.0% of our revenue.

	Six Months ended June 30,
	2023	2024	2024
	SGD	SGD	USD

Retail sales, by products:
Sale of Leather and Fabric Upholstered Furniture	2,867,202	2,385,951	1,756,313
Sale of Case Goods and Accessories	465,856	321,978	237,010
Retail sales, total	3,333,058	2,707,929	1,993,323

Revenue decreased by SGD0.6 million, or 18.8%, to SGD2.7 million (US$2.0 million) for the six months ended June 30, 2024, from SGD3.3 million for the six months ended June 30, 2023, primarily because of the decrease in revenue for our leather and fabric upholstered home furniture products. For the six months ended June 30, 2024, rising inflation and weakened consumer sentiment have impacted performance. Additionally, the overall slowdown in economic conditions globally has inevitably negatively affected the home furniture market during the year, thereby affecting our sales.

Cost of goods sold

Cost of goods sold primarily represented cost of acquiring leather and fabric upholstered furniture from leather and fabric production suppliers.

Cost of goods sold decreased by SGD 0.1 million, or 11.5%, to SGD0.9 million (US$0.7 million) for the six months ended June 30, 2024 from SGD1.0 million for the six months ended June 30, 2023. The slight decrease in cost of goods sold was primarily attributable to the decrease in our revenue.

Gross profit

As a result of the foregoing, gross profit for the six months ended June 30, 2024 and 2023 was SGD1.8 million (US$1.3 million) and SGD2.3 million, respectively, a decrease of SGD0.5 million or 22.0%.

During the six months ended June 30, 2024, gross profit margin at 66.1%, as compared to the gross profit margin at 68.8% for the six months ended June 30, 2023.

We plan to closely monitor and optimize our product-mix from time to time to enhance our gross profit margin.

Sales and distribution expenses

Major components of sales and distribution expenses included salaries of our salespersons, sales commissions, depreciation of right-of-use assets of our retail stores, and outwards land transports. For the six months ended June 30, 2024, sales and distribution expenses were SGD1.1 million (US$0.8 million), which decreased by SGD0.5 million from SGD1.6 million for the preceding period. The decrease was mainly due to marketing support from a related party for introducing new designs and products to the market.

General and administrative expenses

Major components of general and administrative expenses included salaries of our office staff, depreciation of right-of-use assets of our office and traveling expenses. For the six months ended June 30, 2024, general and administrative expenses were SGD1.4 million (US$1.0 million), which increased by SGD0.8 million when compared to SGD0.6 million for the preceding period. The increase was mainly due to the increased expense of audit fees during the six-month period ended June 30, 2024.

Income (loss) from operations

As a result of the aforementioned, our loss from operations was SGD0.7 million (US$0.5 million) for the six months ended June 30, 2024, and income from operations was SGD0.1 million for the preceding period. The loss was primarily due to the decrease in our gross profit, reflecting a decrease in sales and an increase in general and administrative expenses during the six-month period.

Other income

For the six months ended June 30, 2024 and 2023, respectively, our other income consisted of government subsidies of SGD18,504 (US$13,621) and SGD11,604, respectively, and sundry income  of SGD58,152 (US$42,806) and SGD17,589, respectively.

Net income (loss)

As a result of the foregoing, net loss for the six months ended June 30, 2024 was SGD0.6 million (US$0.5 million) and net income for the six months ended June 30, 2023 was SGD0.1 million. Net loss margin for the six months ended June 30, 2024 was 22.7% and the profit margin for the six months ended June 30, 2023 was 3.0%, respectively, for the aforesaid periods.

LIQUIDITY AND CAPITAL RESOURCES

We financed our daily operations and business development through cash generated from its operating subsidiary. As of June 30, 2024 and December 31, 2023, our cash balance was SGD0.7 million (US$0.5 million), SGD1.8 million, respectively.

Working capital

The following table sets forth a summary of our working capital as of June 30, 2024 and December 31, 2023, respectively:

	As of December 31,	As of June 30,
	2023	2024	2024
	SGD	SGD	USD

Current assets	4,987,732	4,468,868	3,289,561
Current liabilities	4,346,099	4,637,521	3,413,709
Net current assets (liabilities)	641,633	(168,653)	(124,148)

As of June 30, 2024, current assets of SGD4.5 million (US$3.3 million) comprised cash and cash equivalents of SGD0.7 million (US$0.5 million), accounts receivables of SGD0.2 million (US$0.2 million), net inventories of SGD1.1 million (US$0.8 million), deposit, prepayments and other receivables of SGD1.3 million (US$1.0 million), deferred offering cost of SGD1.0 million (US$0.8 million), and income tax recoverable of SGD26,765 (US$19,702). Current liabilities of SGD4.6 million (US$3.4 million) comprised accounts payable of SGD0.5 million (US$0.3 million), customer deposits of SGD1.2 million (US$0.9 million), accrued liabilities and other payables of SGD0.2 million (US$0.2 million), and lease liabilities of SGD1.8 million (US$1.4 million), and amount due to intermediate holding company of SGD1.0 million (US$0.7 million). As a result of the foregoing, net current liabilities as of June 30, 2024 was SGD0.2 million (US$0.1 million).

As of December 31, 2023, current assets of SGD5.0 million comprised cash and cash equivalents of SGD1.8 million, accounts receivables of SGD0.1 million, net inventories of SGD0.9 million, amounts due from related parties of SGD0.5 million, amount due from former shareholder of SGD0.7 million, and deposit, prepayments and other receivables of SGD0.9 million. Current liabilities of SGD4.3 million comprised accounts payable of SGD1.3 million, customer deposits of SGD1.1 million, accrued liabilities and other payables of SGD0.3 million, and lease liabilities of SGD1.6 million. As a result of the foregoing, net current assets as of December 31, 2023 was SGD0.6 million.

CASH FLOWS

The following table sets forth a summary of our cash flows for the years indicated:

	Six Months ended June 30,
	2023	2024	2024
	SGD	SGD	USD

Net cash provided by (used in) operating activities	70,182	(1,221,997)	(899,519)
Net cash used in investing activity	(153,280)	(140,570)	(103,474)
Net cash (used in) provided by financing activities	(717,490)	299,521	220,479

Operating activities

For the six months ended June 30, 2024, we recorded net cash used in operating activities of SGD1.2 million (US$0.9 million), which consisted of net loss of SGD0.6 million (US$0.5 million) as adjusted for non-cash items and change in operating assets and liabilities. Adjustments for non-cash items mainly consisted of depreciation of plant and equipment of SGD78,565 (US$57,832),   depreciation of right-of-use assets of SGD0.9 million (US$0.7 million), loss on disposal of plant and equipment of SGD83 (US$61),   loss on written off of inventories of SGD25,345 (US$18,657) and unrealized foreign exchange losses of SGD65,040 (US$47,876).   Change in operating assets and liabilities primarily included increase in accounts receivables of SGD0.1 million (US$0.1 million), increase in inventories of SGD0.2 million (US$0.2 million), increase in deposits, prepayments, and other receivables of SGD0.5 million (US$0.  3 million), being partially offset by decrease in accounts payable of SGD0.8 million (US$0.6 million), increase in customer deposits of SGD51,378 (US$37,820), decrease in accrued liabilities and other payables of SGD53,609 (US$39,462) and other things.

For the six months ended June 30, 2023, we recorded net cash provided by operating activities of SGD70,182, which consisted of net income of SGD98,877 as adjusted for non-cash items and change in operating assets and liabilities. Adjustments for non-cash items mainly consisted of depreciation of plant and equipment of SGD19,323, depreciation of right-of-use assets of SGD0.7 million and loss on written off of inventories of SGD5,568. Change in operating assets and liabilities primarily included decrease in accounts receivables of SGD24,163, increase in inventories of SGD35,666 and increase in deposits, prepayments, and other receivables of SGD0.3 million, being partially offset by increase in accounts payable of SGD0.2 million, decrease in customer deposits of SGD0.7 million and increase in accrued liabilities and other payables of SGD39,683.

Investing activities

For the six months ended June 30, 2024 and 2023, we recorded net cash used in investing activities of SGD0.1 million (US$0.1 million) and SGD0.2 million, respectively, which were the purchase of plant and equipment for these periods.

Financing activities

For the six months ended June 30, 2024, we recorded net cash provided by financing activities of SGD0.3 million (US$0.2 million), being payments on offering costs of SGD1.0 million (USD0.8 million), payments on lease liabilities of SGD0.8 million (US$0.6 million), repayment from related parties of SGD0.5 million (US$0.4 million), repayment from former shareholder SGD0.7 million (US$0.5 million), and advance from immediate holding company of SGD0.9 million (US$0.7 million).

For the six months ended June 30, 2023, we recorded net cash used in financing activities of SGD0.7 million being payment on lease liabilities of SGD0.6 million and advance to related parties of SGD0.1 million.

Future Capital Requirements

Historically, our primary use of cash has been to finance working capital needs. We expect that we will be able to meet our needs to fund operations, capital expenditures and other commitments in the next 12 months primarily with our cash and cash equivalents, accounts receivables and operating cash flows.

We may, however, require additional cash resources due to changes in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, or at all.

Our capital requirements for 2024 and future years will depend on numerous factors, including management’s evaluation of the timing of projects to pursue. Subject to our ability to generate revenues and cash flow from operations and our ability to raise additional capital (including through possible joint ventures, acquisitions, and/or partnerships), we expect to incur substantial expenditures to carry out our business plan, as well as costs associated with our capital raising efforts and being a public company.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditure and contractual obligations with respect to operating leases. We lease all our office facilities, retail stores and warehouse. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors and are obligated to settle the purchase invoices, which further constrains our cash liquidity.

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this filing, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the net proceeds from our initial public offering (the “IPO”) which was consummated on October 2, 2024.

Capital Expenditures

Our capital expenditures amounted to approximately SGD0.1 million (US$0.1 million), SGD0.2 million   relating to the purchase of plant and equipment for the six months ended June 30, 2024 and 2023, respectively.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from our IPO. We will continue to make capital expenditures to meet the expected growth of our business, including office equipment and leasehold improvements.

Contractual Obligations

We have also entered into commercial operating lease agreements with various third parties, for the use of retail stores and warehouse in Singapore.

The following table sets forth our contractual obligations as of December 31, 2023 and June 30, 2024:

	Payment Due by Period
Lease obligation	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	SGD	SGD	SGD	SGD	SGD
As of December 31, 2023	4,441,294	1,632,192	1,953,224	855,878	-

As of June 30, 2024	5,766,817	1,835,793	3,242,442	688,582	-

Off-Balance Sheet Arrangements

We have no off-balance sheet financial guarantees nor other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an uncombined entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any uncombined entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We place our cash and cash equivalents with financial institutions with high credit ratings and quality.

We conduct credit evaluations of customers, and generally do not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Concentration risk in major vendor

For the six months ended June 30, 2024, the vendor, being related parties, who accounted for 10% or more of our cost of goods sold and our outstanding payable balances at period-end date, are presented as follows:

	Six Months ended June 30, 2024			As of June 30, 2024
Vendor	Cost of goods sold		Percentage of cost of goods sold	Accounts payable
	SGD	US$		SGD	US$
HTL Marketing Pte. Ltd. (related party)	750,340	552,330	82%	225,290	165,837

	Six Months ended June 30, 2023		As of June 30, 2023
Vendor	Cost of goods sold	Percentage of cost of goods sold	Accounts payable
	SGD		SGD
HTL Marketing Pte. Ltd. (related party)	976,960	94%	1,077,564

Our major vendor is located in Singapore.

Liquidity risk

Our policy is to regularly monitor our liquidity requirements, to ensure that we maintain sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet our liquidity requirements in the short and long term. See “—Liquidity and Capital Resources” for details.

Economic and political risk

Our major operations are conducted in Singapore. Accordingly, the political, economic, and legal environments in Singapore, as well as the general state of Singapore’s economy may influence our business, financial condition, and results of operations.